Avino Silver & Gold Mines Ltd.
Suite 400-455 Granville Street, Vancouver, B.C., Canada, V6C 1T1
www.avino.com
ir@avino.com

November 22, 2005                                                                                                                                                                                                                                                TSX-V Trading symbol: ASM
OTC BB U.S. symbol: ASGMF
Berlin & Frankfurt: GV6

Avino Silver & Gold Mines Ltd. (the “Company”) is pleased to announce that effective November 21, 2005 the common shares of the Company have been accepted for quotation on the OTC Bulletin Board.

ON BEHALF OF THE BOARD OF DIRECTORS
OF AVINO SILVER & GOLD MINES LTD.

“David Wolfin”
David Wolfin, President

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.